Prospectus Supplement filed under Rule 424(b)(3)

                                                     Registration No. 333-116009

               Prospectus Supplement No. 3 dated February 24, 2005

                       (To Prospectus dated June 15, 2004)


                                14,946,707 Shares


                          TNX Television Holdings, Inc.


                                  COMMON STOCK

This Prospectus Supplement to the Prospectus dated June 15, 2004 relates to up to 14,946,707 shares of our Common Stock that may be disposed of from time to time by the Selling Stockholders.

This Prospectus Supplement should be read in conjunction with the Prospectus dated June 15, 2004. This Prospectus Supplement adds to and updates the information contained in the Prospectus dated June 15, 2004.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

================================================================================

      On November 12, 2004, we sold an aggregate of $575,000 in convertible promissory notes (the "Convertible Notes") to Irwin L. Gross, our Chairman and Chief Executive Officer, Platinum Partners Global Macro Fund, LP ("Platinum"), an affiliate of Mr. Gross and an unaffiliated investor. Prior to the issuance of the notes, Mr. Gross was a beneficial owner of more than 10% of our issued and outstanding common stock and Platinum was a beneficial owner of more than 5% of our issued and outstanding common stock. As of January 28, 2005, we have sold an aggregate of $1,600,000 in Convertible Notes to a number of accredited investors, among then, Mr. Gross and Platinum.

      Upon the issuance of capital stock or units consisting of capital stock and any option, warrant or other right exercisable for our capital stock and any other security (the "New Securities") to a third party or parties with proceeds to us of not less than $7,000,000 (a "Next Financing"), each Convertible Note will be convertible, at the option of the holder thereof, into shares or units of New Securities. Each Convertible Note will convert into that number of New Securities equal to the principal amount of such Convertible Notes, plus accrued and unpaid interest, divided by the purchase price paid by the purchasers in the Next Financing. The New Securities issued to the investors upon conversion of the Convertible Notes shall be identical to the New Securities issued by us in connection with our next equity financing. The Convertible Notes will bear interest at the rate of seven percent per annum and will mature (if not earlier converted) six months after the date of issuance, at which time the unpaid principal and accrued but unpaid interest will be paid in full. We intend to use the net proceeds from the financing for general corporate purposes and working capital.

      We issued Common Stock Purchase Warrants (the "Warrants") in conjunction with the Convertible Notes. Warrant coverage was set at the greater of (a) 25% or (b) in the event that the New Securities issued in connection with the Next Financing consists, in part, of warrants, the percentage of warrant coverage offered in such financing plus an additional 25 percentage points. The Warrants are exercisable to acquire shares of our common stock at an exercise price equal to the purchase price paid by the investors in the Next Financing and shall expire on the second anniversary of the date of issuance. The Warrants contain customary provisions, including anti-dilution protection for stock splits, stock dividends, reclassifications, reorganizations and similar adjustments.

      The private placement is being made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Regulation D promulgated under the Securities Act. The shares of common stock underlying the Convertible Notes and the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The shares of common stock issuable upon conversion of the Convertible Notes and upon exercise of the Warrants contain piggyback registration rights such that if we determine at any time to register any of our common stock under the Securities Act, we have agreed to use our best efforts to include in such registration statement all or any part of the common stock issuable upon conversion of the Convertible Notes and upon exercise of the
Warrants,   subject  to  certain   limitations   set  forth  in  the   financing
documentation.

      We had previously disclosed that it had been considering submitting an application for listing on the Alternative Investment Market of the London Stock Exchange. We are no longer pursuing such application.

      On January 6, 2005, Norman Fetterman resigned as our Chief Financial Officer.

      On January 6, 2005, Mr. Toogood, 39, joined us as Chief Financial Officer and Finance Director of TNCI UK, Ltd. ("TNCI UK"), our wholly-owned operating subsidiary. He has been qualified as a chartered accountant since 1990. Prior to joining us, Mr. Toogood worked for Worldspan Services Limited ("Worldspan"), a provider of e-commerce services to the travel industry. Mr. Toogood joined Worldspan in 1991 and during his tenure at Worldspan, Mr. Toogood held various positions. Most recently, since 1999, he served as Vice President of Finance and Commercial for Europe, Middle East, Africa and Asia ("EMEAA"), where he was responsible for negotiating a range of key vendor contracts, general accounting, financial planning and analysis and budgeting for Worldspan. Mr. Toogood holds a Bachelor of Science degree in Economics and Accounting from Cardiff University in Cardiff, Wales. He is a member of the Institute of Directors and the Institute of Chartered Accountants in England and Wales.

      We have agreed to pay Mr. Toogood an annual salary of (pound)105,000 plus bonus in accordance with the Bonus Schedule Scheme as amended from time to time and receive a pension equal to 5% of salary. He received an initial grant of 150,000 options set at fair market value on January 3, 2005. The options will have a seven year term and vest annually in four equal increments beginning on the one year anniversary of Mr. Toogood's start date and he will participate in our option plan subject to the option scheme rules as amended from time to time. He will have received a notice period of 12 months from us should we wish to terminate his services and he is required to provide us with three months notice should he plan to leave us.

      Peter Cuneo, Carl Yankowski, Howard Silverstone and Steven L. Wagner resigned from our Board of Directors on January 13, 2005, January 15, 2005, January 16, 2005 and January 21, 2005, respectively.

      We entered into a consulting agreement with Steven L. Wagner with effect on May 3, 2004. Under the terms of the agreement, Mr. Wagner agreed to serve as our Acting COO and as Acting CEO of TNCI UK. On February 9, 2004, our Board of Directors and the Board of Directors of TNCI UK elected not to renew the consulting agreement with Mr. Wagner, which resulted in his termination, with immediate effect, from the positions of our Acting COO and Acting CEO of TNCI UK. Mr. Wagner will not maintain further association with either company.

      On February 22, 2005, the directors of TNCI UK, issued a notice of intention to appoint administrators pursuant to the United Kingdom Insolvency Act of 1986 (the "Insolvency Act"), which notice was filed with Derby County Court (the "Court") in the United Kingdom (Derby County Court number 5 of 2005). Such filing for administration was made because TNCI UK is insolvent and is unable to pay its debts as they become due. The Court appointed Allan Watson Graham and James Douglas Ernel Money of KPMG LLP as joint administrators. The Insolvency Act provides this procedure known as administration which allows insolvent companies to be reorganized and can be used to realize the company's assets better than would be the case in a liquidation. As part of this process, the administrator will make a proposal to the creditors of TNCI UK for a Company Voluntary Arrangement ("CVA"). The CVA must be approved by the TNCI UK's creditors as described below.

      The effect of the appointment of the joint administrators is in general terms twofold. First, the powers of the directors to manage TNCI UK are subordinated to the powers of the joint administrators and they have the power to remove any director of the company from office. In essence, pursuant to the Insolvency Act, the joint administrators assume control of the management, affairs, business and property of TNCI UK. Second, there are two moratoria. There is a moratorium on insolvency proceedings while TNCI UK is in administration such that it cannot be placed into voluntary or involuntary liquidation. There is a further moratorium on other legal process such that while TNCI UK is in administration (and without the consent of joint administrators or the permission of the court), no steps may be taken to enforce security over TNCI UK's property, no steps may be taken to repossess goods in TNCI UK's possession under a hire purchase agreement, no legal process may be instituted or continued, an administrative receiver may not be appointed and a landlord may not exercise a right of forfeiture by peaceable re-entry in relation to premises let to TNCI UK

      TNCI UK is demonstrably insolvent and unable to pay its debts as they fall due. Accordingly, in order to allow it to continue to conduct its business in administration and under the control of the administrators, third party funding is required. Irwin Gross, our Chairman, Chief Executive Officer and a principal stockholder, has entered into a loan agreement with TCNI UK (In Administration) to advance funds for this purpose. The initial loan is for (pound)100,000 and we expect that further funds for this purpose to be advanced in the administration period by us if we are able to secure additional financing from outside investors. The administrators have caused TCNI UK to grant security to Mr. Gross in the form of fixed charges and a floating charge over the assets and undertaking of TCNI UK to secure his initial and any further advances. It is contemplated that further security will be granted by TNCI UK to secure advances made by us and in such circumstances, the debenture granted to Mr. Gross will be subordinated to the debenture to be granted to us for such intercompany loans.

      TNCI UK intends to exit from administration into a CVA. The proposals for the CVA will be drawn up by the joint administrators. The proposals have to be accepted (or modified and accepted) by 75% of the creditors voting in person or by proxy. Voting is by quantum of the debt. Pursuant to the applicable rules, the votes of creditors connected with TNCI which would include us would be nullified. It will therefore be necessary to procure the support of the principal outside creditors for the CVA. There can be no assurance that any proposed CVA will be approved by TNCI UK's creditors.

      We will need additional financing in order for the administrators to propose a viable CVA that may be accepted by the creditors. Further, we need additional capital in the immediate future in order to continue operations. In doing so, we may secure capital in the form of debt and/or equity financing. It is anticipated that the terms and provisions of any equity or convertible debt financing, if completed, and the anti-dilution adjustments resulting therefrom, will have a dilutive effect on the ownership interests of our existing stockholders. Management has used this process to take additional steps to raise funds and cut costs. We are in discussions with investors for additional capital, and if we are unable to obtain additional capital as needed, we will be in jeopardy of ceasing operations, or selling the business.